UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of January, 2024

GRUPO TELEVISA, S.A.B.
(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico City, Mexico
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)
Form 20-F ⌧ Form 40-F ☐
(Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)
Yes ☐   No ⌧
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)
Yes ☐   No ⌧

Unusual Movements in the Share Price
Mexico City, January 26, 2024 - In relation to the unusual movements presented today in the trading of its securities (NYSE:TV and BMV:TLEVISA CPO), Grupo Televisa, S.A.B. (“Televisa” or the “Company”; NYSE:TV; BMV:TLEVISA CPO) informs that, it is possible that they are due to various news reports published yesterday in several media, in relation to the partial spin-off of the Company approved on April 26, 2023.
As previously reported, and as a result of the aforementioned spin-off, a new company will be constituted to be denominated Ollamani, S.A.B., which will be listed on the Mexican Stock Exchange ("Ollamani") and will be the holder of the gaming operations, futbol operations, the Estadio Azteca, and publishing and distribution of magazines businesses, as well as certain related assets and real estate. For these purposes, the Company initiated the corresponding procedures to obtain authorization for the registration without offering of the shares representing Ollamani’s capital in the National Registry of Securities (Registro Nacional de Valores), as well as the ordinary participation certificates (CPOs) to be issued based on them.
Televisa confirms that the Company did not operate its repurchase program; and that it is not aware that any of the members of its Board of Directors or any of its relevant executive officers participated in such trading. In the event that, after making a more exhaustive review, additional information is identified in this regard, this information will be disseminated by these means and in accordance with regulatory requirements.
This communication is made at the request of the Mexican Stock Exchange, based on the provisions of article 106 of the Securities Market Law (Ley del Mercado de Valores) and article 50, second to last paragraph, of the General Provisions applicable to issuers of securities and to other participants of the stock market (Disposiciones de carácter general aplicables a las emisoras de valores y a otros participantes del mercado de valores).

About Televisa
Grupo Televisa S.A.B. (“Televisa”) is a major telecommunications corporation which owns and operates one of the most significant cable companies as well as a leading direct-to-home satellite pay television system in Mexico. Televisa’s cable business offers integrated services, including video, high-speed data and voice to residential and commercial customers as well as managed services to domestic and international carriers. Televisa owns a majority interest in Sky, a leading direct-to-home satellite pay television system and broadband provider in Mexico, operating also in the Dominican Republic and Central America. Televisa holds a number of concessions by the Mexican government that authorizes it to broadcast programming over television stations for the signals of TelevisaUnivision, Inc. (“TelevisaUnivision”), and Televisa’s cable and DTH systems. In addition, Televisa is the largest shareholder of TelevisaUnivision, a leading media company producing, creating, and distributing Spanish-speaking content through several broadcast channels in Mexico, the US and over 50 countries through television networks, cable operators and over-the-top or “OTT” services. Televisa also has interests in magazine publishing and distribution, professional sports and live entertainment, and gaming.

Disclaimer
This press release contains forward-looking statements regarding the Company’s results and prospects. Actual results could differ materially from these statements. The forward-looking statements in this press release should be read in conjunction with the factors described in “Item 3. Key Information – Forward-Looking Statements” in the Company’s Annual Report on Form 20-F, which, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this press release and in oral statements made by authorized officers of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact Information

Investor Relations
www.televisair.com.mx
Tel: (52 55) 5261 2445

Rodrigo Villanueva, VP, Head of Investor Relations / rvillanuevab@televisa.com.mx
Andrés Audiffred, Investor Relations Director / aaudiffreda@televisa.com.mx

Media Relations

Rubén Acosta / Tel: (52 55) 5224 6420 / racostamo@televisa.com.mx
Alejandra Garcia / Tel: (52 55) 4438 1205 / agarcial@televisa.com.mx

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.

(Registrant)

Dated: January 29, 2024	By	/s/ Luis Alejandro Bustos Olivares

	Name:	Luis Alejandro Bustos Olivares
	Title:	Legal Vice President and General Counsel